EXHIBIT 99.1
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
FIRST QUARTER REPORT TO SHAREHOLDERS
APRIL 27, 2005


$51 MILLION LOSS IN FIRST QUARTER OF 2005

Abitibi-Consolidated reported a loss of $51 million, or 12 cents a share, in the first quarter ended March 31, 2005 compared to a loss of $31 million, or 7 cents a share, in the same quarter of 2004. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003. Options outstanding at the end of March 2005 remained also constant at 14.2 million compared to the end of March 2004.

Table 1: Variance summary (in millions of dollars)
                                                    FAV/(UNFAV) VARIANCE DUE TO:
                                 FIRST      ----------------------------------------------    FIRST
                                QUARTER                  FOREIGN                             QUARTER
                                 2005        VOLUME      EXCHANGE    PRICES       COSTS        2004
                             ------------- ----------- ----------- ----------- ----------- ------------
Sales                             $ 1,434        $ 19        ($91)      $ 151         $--      $ 1,355
Cost of products sold               1,057         (14)         18          --         (64)         997
Distribution costs                    153          (2)          5          --          (9)         147
CVD/AD                                 19          (2)          2           4          --           23
SG&A                                   46          --           1          --          (1)          46
Mill closure elements                  --          --          --          --           7            7
                             ------------- ----------- ----------- ----------- ----------- ------------
EBITDA                              $ 159         $ 1        ($65)      $ 155        ($67)       $ 135
Amortization                          141          --           2          --           9          152
                             ============= =========== =========== =========== =========== ============
Operating profit (loss) from
  continuing operations              $ 18         $ 1        ($63)      $ 155        ($58)        ($17)

The Company recorded an operating profit from continuing operations of $18 million during the quarter compared to an operating loss from continuing operations of $17 million for the first quarter of 2004. Improvements in operating results from continuing operations in the first quarter of 2005 were mainly attributable to higher prices in the Company's three business segments partially offset by the strength of the Canadian dollar as well as higher manufacturing and distribution costs. Increase in distribution costs is mainly due to fuel surcharges.

When comparing the average exchange rate of the first quarter of 2005 to the same period in 2004, the Canadian dollar was 7.4% stronger against the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $63 million on its operating results compared to the same period last year.

In the first quarter of 2005, the Company expensed $19 million in relation to the countervailing duty (CVD) and anti-dumping duty (AD) for lumber compared to $23 million in the first quarter of 2004. The reduction was mainly due to the application of the lower estimated revised rates published in December of 2004.

Total amortization decreased to $141 million compared to $152 million in the first quarter of 2004, mainly due to asset write downs taken in December of 2004, with respect to the permanent closure of the Port-Alfred, Quebec and Sheldon, Texas paper mills.

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 2: Impact of Specific Items
                                                                       IN MILLIONS OF DOLLARS
                                                                     (EXCEPT PER SHARE AMOUNTS)
                                                                 ------------------------------------
                                                                              FIRST QUARTER
                                                                 ------------------------------------
                                                                             2005               2004
                                                                 -----------------  -----------------
Loss as reported                                                             ($51)              ($31)
   (In accordance with GAAP)
    $ per share                                                             (0.12)             (0.07)

Specific items (after taxes):
                                                                               22                 35
  Loss on translation of foreign currencies
  CVD/AD rates adjustments from Q4 2004                                        --                  5
  Gain on sale of the Saint-Felicien pulp mill                                 --                (73)
  Mill closure elements                                                        --                  4
  Early retirement program                                                      5                 --
  Financial expenses                                                           (2)                --
  Income tax adjustments                                                      (33)                --

                                                                 -----------------  -----------------
Loss excluding specific items                                                ($59)              ($60)
   (Not in accordance with GAAP)
    $ per share                                                             (0.13)             (0.14)

As the above table indicates, during the first quarter of 2005, the Company recorded an after-tax loss on the translation of foreign currencies of $22 million, mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. In this reporting period, the Company also recorded an unfavourable after-tax amount of $5 million in its cost of goods sold due to the recognition of a liability related to an early retirement program. On the other hand, the Company recorded income tax adjustments of $33 million mainly related to the finalization of prior-year audits. As well, the Company recorded a favourable after-tax amount of $2 million in its financial expenses mainly due to interest income relating to tax refunds offset by the premium paid on early debt repayment.

The specific items for 2004 have been adjusted to take into consideration a $5 million after-tax prior-quarter CVD/AD credit in relation to the revised rates published and recorded in the fourth quarter of 2004. During the first quarter of 2004, the Company recorded an after-tax loss on translation of foreign currencies of $35 million and additional closure costs of $4 million after-

OVERVIEW OF RESULTS

tax, related to the previously announced indefinite idling of the Lufkin, Texas and Port-Alfred mills. In the first quarter of 2004, the Company also recorded an after-tax gain of $73 million from the sale of its remaining interest in the Saint-Felicien, Quebec pulp mill.

In 2005, Abitibi-Consolidated changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect the business in which the Company is operating.

Operating profit (loss) from continuing operations per business segment for the periods ended March 31 was as follows:

Table 3: Operating Profit (Loss) from Continuing Operations

                                                     IN MILLIONS OF DOLLARS
                                                 -----------------------------
                                                          FIRST QUARTER
                                                 -----------------------------
                                                         2005            2004
                                                 -------------  --------------
Newsprint                                                  $9              $0
Commercial Printing Papers                                (13)            (16)
Wood Products                                              22              (1)
                                                 -------------  --------------
                                                          $18            ($17)

In the first quarter of 2005, Newsprint operating results were negatively impacted by $8 million due to the recognition of a liability related to an early retirement program.

In the first quarter of 2004, Newsprint and Commercial Printing Papers operating results were negatively impacted by additional mill closure elements of $3 million and $4 million, respectively.

NEWSPRINT

Table 4: Newsprint variance (in millions of dollars)

                                                      FAV/(UNFAV) VARIANCE DUE TO:
                                 FIRST      ----------------------------------------------    FIRST
                                QUARTER                  FOREIGN                             QUARTER
                                 2005        VOLUME      EXCHANGE    PRICES       COSTS        2004
                              ------------  ----------  ----------  ----------  ----------  -----------
Sales                               $ 782        ($24)       ($53)       $ 73         $--        $ 786
Mill closure elements                  --          --          --          --           3            3
EBITDA                                 90          (4)        (32)         73         (41)          94
Amortization                           81          --           2          --          11           94
Operating profit from
  continuing operations                 9          (4)        (30)         73         (30)          --

In the newsprint segment, the $9 million improvement in operating results from continuing operations in the first quarter of 2005 is mainly due to higher U.S. dollar selling prices and lower amortization cost following the asset write downs taken in the fourth quarter of 2004 partly offset by a stronger Canadian dollar and higher manufacturing costs per tonne.

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. daily newspapers declined 5% in the first quarter of 2005 compared to the same period in 2004. Advertising linage declined by 1% in the first quarter of 2005. North American demand for newsprint fell by 6.8% in the first quarter of 2005 over the same period last year.

Total U.S. consumption was down by 4.6% in the first quarter of 2005, compared to the first quarter of 2004, as publishers' advertising volume and circulation metrics continued to deteriorate. Other users, namely commercial printers, continued to favour other grades of paper as pricing differences between newsprint and value-added grades remained low by historical standards.

North American newsprint production declined 5.5% in the first quarter of 2005 compared to the same period in 2004. According to the PPPC, at the end of March 2005, total producer and customer newsprint inventories were higher by 77,000 tonnes, or 5.8%, compared to the end of December 2004 and lower by 13,000 tonnes, or 0.9%, compared to the end of March 2004. At the end of the first quarter of 2005, the Company's overall inventories increased by 9,000 tonnes compared to the end of 2004.

The Company's newsprint shipments in the first quarter of 2005 were 1,105,000 tonnes compared to 1,140,000 tonnes in the first quarter of 2004. Shipments would have been approximately 50,000 tonnes lower excluding the 50% additional consolidation of Augusta Newsprint Company (ANC). This second 50% of volume was not reported in the Company's information before its acquisition of an additional 2.5% interest in ANC in the third quarter of 2004.

On March 1, 2005, the Company implemented a newsprint price increase of US$35 per tonne in the United States. Following the conclusion of price negotiations in Europe and strong demand in other international markets, newsprint prices have continued to increase in other parts of the world.

The Company expects 2005 newsprint consumption in the United States to decline in the low single-digits with publishers' circulation reductions and conservation measures offsetting modest advertising linage increases. However, the Company believes that capacity reductions should lead to balanced supply/demand conditions in North America.

Global consumption is expected to be up by around 2% in 2005, underpinned by strong growth in developing markets. Management expects demand in Europe to grow by approximately 2% in 2005, led by southern countries such as Spain and Italy. Buoyed by the emergence of new publications and a dynamic advertising environment, Latin America is expected to record demand growth of 4% in 2005. Asian newsprint markets are doing well, with the exception of South Korea caused by reduction in advertising and consequently in newsprint consumption. PanAsia's Korean mills took 56,000 tonnes of market related downtime in the first quarter. Nonetheless, PanAsia announced a further 5% price increase in its key export markets effective April 1.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2005 was $19 higher than in the same quarter of 2004. The costs increase was mainly due to higher input prices in energy, virgin and recycled fibre, pension and other employee future benefits, combined with lower production. This was partly offset by the stronger Canadian dollar reducing the cost, in Canadian dollar, of the Company's U.S. mills.

COMMERCIAL PRINTING PAPERS

Table 5: Commercial Printing Papers variance (in millions of dollars)

                                                      FAV/(UNFAV) VARIANCE DUE TO:
                                 FIRST      ----------------------------------------------    FIRST
                                QUARTER                  FOREIGN                             QUARTER
                                 2005        VOLUME      EXCHANGE    PRICES       COSTS        2004
                              ------------  ----------  ----------  ----------  ----------  -----------
Sales                               $ 402        $ 27        ($29)       $ 39         $--        $ 365
Mill closure elements                  --          --          --          --           4            4
EBITDA                                 34           3         (27)         39          (9)          28
Amortization                           47          --          --          --          (3)          44
Operating loss from
  continuing operations               (13)          3         (27)         39         (12)         (16)

In the commercial printing papers segment, the $3 million improvement in operating results from continuing operations in the first quarter of 2005 is mainly due to higher U.S. dollar selling prices and sales volume partly offset by a stronger Canadian dollar, higher manufacturing costs per tonne and higher amortization cost due to the Alma machine.

According to the PPPC, North American demand for uncoated groundwood papers increased 11.5% in the first quarter of 2005 compared to the same period of 2004. All grades segments within uncoated groundwood are performing well. For the same period, Glossy grade demand was up 7.5% while Standard grade demand increased 14.4% and Directory was up 3.3%.

The Company's shipments of commercial printing papers totalled 469,000 tonnes in the first quarter of 2005, compared to 437,000 tonnes in the first quarter of 2004. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSET(TM) product line, continue to be successful with sales increasing 26.9% in the first quarter of 2005 compared to the first quarter of 2004.

During the first quarter of 2005 the Company announced price increases of US$60 per short ton effective April 1 for its ABICAL(R), US$40 per short ton effective April 1 for its ABIBRITE(R) and ABIBOOK(R) as well as US$60 per short ton effective April 15 for its ABIOFFSET(TM).

The Company expects uncoated groundwood paper demand to continue to grow in 2005 along with economic growth. Demand of uncoated groundwood grade categories is expected to benefit from improvement in advertising markets and continued grade substitution.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2005 was $24 higher than in the first quarter of 2004. This was mainly due to higher input prices in energy and virgin fibre as well as pension and other employee future benefits. Costs increases were also attributable to product mix partly offset by lower overall usage mainly energy.

WOOD PRODUCTS

Table 6: Wood products variance (in millions of dollars)

                                                      FAV/(UNFAV) VARIANCE DUE TO:
                                 FIRST      ----------------------------------------------    FIRST
                                QUARTER                  FOREIGN                             QUARTER
                                 2005        VOLUME      EXCHANGE    PRICES       COSTS        2004
                              ------------  ----------  ----------  ----------  ----------  -----------
Sales                               $ 250        $ 16         ($9)       $ 39         $--        $ 204
EBITDA                                 35           2          (6)         43         (17)          13
Amortization                           13          --          --          --           1           14
Operating profit (loss) from
  continuing operations                22           2          (6)         43         (16)          (1)

In the wood products segment, the $23 million improvement in operating results from continuing operations in the first quarter of 2005 is mainly due to higher U.S. dollar selling prices and sales volume as well as lower CVD/AD rates partly offset by higher manufacturing costs per thousand boardfeet and a stronger Canadian dollar.

U.S. housing starts decreased by 8.2% from an annual rate of 2 million units during March of 2004 to 1.837 million units during March of 2005. The significant reduction results mainly from the fact that housing starts have been at historical highs for almost all of 2004 as well as for the first two months of 2005. During the first quarter of 2005, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 26% for 2x4 Stud and 7% for 2x4 Random Length compared to the same period last year.

Sales volume in the first quarter of 2005 totalled 525 million boardfeet (MBf), compared to 488 MBf for the same period in 2004. Average selling prices in Canadian dollars for the first quarter of 2005 were 14% higher than in the same quarter in 2004 as a result of higher U.S. dollar lumber prices, partly offset by a stronger Canadian dollar.

In the first quarter of 2005, in accordance with an agreement between the parties dating back to 1996, the Company acquired the remaining 57% of the softwood sawmill's assets, owned by Gestofor Inc. for a cash contribution of $11 million. The sawmill is located in Saint-Raymond de Portneuf, Quebec and has a production capacity of 34 million boardfeet. The results of the acquired sawmill have been included in the consolidated financial statements since January 1, 2005.

On a per thousand boardfeet basis, the Company's cost of goods sold in the first quarter of 2005 was $26 higher than in the first quarter of 2004. This was mainly due to increased sales of higher cost value-added products and higher lumber manufacturing costs, mostly attributable to wood prices partly offset by higher productivity.

With respect to the ongoing softwood lumber dispute, the first year final reviews were published on December 20, 2004. Based on these reviews, the Company's new AD deposit rate was established at 3.12% and the new, industry-wide CVD deposit rate was established at 17.18%.

The U.S. Department of Commerce (USDOC) then corrected, on February 24, 2005, the CVD rate from 17.18% to 16.37%. In the first quarter of 2005, Abitibi-Consolidated expensed $19 million for CVD and AD based on the new rates determined in the first administrative reviews compared to $23 million in the first quarter of 2004 based on the rates prevailing at that time.

On February 18, 2005 and March 23, 2005, the Company filed appeals of the results of the AD first review, as has the U.S. industry and other Canadian parties. The Government of Canada and certain provinces also have appealed the results of the CVD first review. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute and subject to change, no final assessment of the duties will be made, and the Company will not receive any refund of the excess of deposits paid and duties assessed in the reviews.

On January 24, 2005, following an order from the North America Free Trade Agreement ("NAFTA") Panel reviewing the original CVD determination, the USDOC released its third remand determination, with a CVD country-wide rate of 1.88%. The parties have challenged aspects of this decision, and are awaiting rulings from the NAFTA Panel. Should a final rate below 1.00% be upheld, the CVD Order should terminate. In the AD case, following a decision by the World Trade Organization ("WTO") Appellate Body invalidating an aspect of USDOC's antidumping methodology known as zeroing, the USDOC revisited its original determination and decided, in a determination released on April 19, 2005, to change the basis for its price comparisons, switching from the annual average price comparisons used in its original investigation to transaction-to-transaction comparisons, while still continuing to employ zeroing. This change increases the Company's margin of dumping determined in the original investigation from 12.44% to 13.22%. However, these decisions have no present practical impact, because these deposit rates determined in the original investigation have been superseded by those determined in the CVD and AD First Reviews. A further WTO challenge is likely. The NAFTA appeal of the original AD determination remains pending, but will not lead to termination of the AD Order.

In the injury case, the NAFTA Extraordinary Challenge Committee hearing the United States' challenge to the NAFTA Panel decisions resulting in a negative injury determination has scheduled oral argument for early June 2005.


DIVIDENDS

On January 25, 2005, the Company's Board of Directors declared a dividend of $0.025 per share paid on March 1, 2005 to shareholders of record as at February 7, 2005.

On April 27, 2005, the Company's Board of Directors declared a dividend of $0.025 per share payable on June 1, 2005 to shareholders of record as at May 9, 2005.


FINANCIAL POSITION AND LIQUIDITY

Cash used from continuing operating activities totalled $89 million for the first quarter ended March 31, 2005, compared to cash used from continuing operations of $97 million in the corresponding period of 2004. The reduction in cash flows used from operating activities is mainly due to an improvement in operating results from continuing operations partly offset by the increase in working capital requirements mainly attributable to the reduction in the use of the Company's securitization program and in accounts payable.

Capital expenditures were $58 million for the three-month period ended March 31, 2005 compared to $69 million in the corresponding period last year. This reduction is mainly attributable to the high level of capital spent on the Alma machine in the first quarter of 2004, partly offset by the Company's $18 million portion spent by PanAsia on the Hebei project in the first quarter of 2005. The project remains on budget and on schedule being 97% complete at the end of March 2005. Commissioning is progressing well for a start up early in the third quarter of 2005.

Total long-term debt amounted to $5,160 million for a ratio of net debt to total capitalization of 0.642, as at March 31, 2005, compared to $4,934 million for a net debt to total capitalization ratio of 0.628 at December 31, 2004. The increase in the Company's long-term debt is attributable to the variation at the end of the first quarter, when compared to December 31, 2004, in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of its long-term debt is denominated, the reduction of $53 million in the use of the securitization program and the increase in PanAsia's long-term debt related to the Hebei project. The current portion of the long-term debt decreased from $594 million at the end of 2004 to $183 million as at March 31, 2005, mainly attributable to the early repayment of US$337 million of the 8.30% notes due on August 1, 2005. Also, as at March 31, 2005, cash and cash equivalents increased by $10 million, compared to December 31, 2004. Going forward, the Company remains committed to applying free cash flow to the reduction of long-term debt.

On March 3, 2005, Abitibi-Consolidated filed with the Autorite des marches financiers (the Quebec securities regulatory authority) and the U.S. Securities and Exchange Commission a Preliminary Short Form Base Shelf Prospectus in connection with the issuance by its subsidiary, Abitibi-Consolidated Company of Canada, of up to US$800 million of debt securities unconditionally guaranteed as to payment by Abitibi-Consolidated Inc. The debt securities may be issued from time to time during the next 25 months at such prices and contain such other terms as may be determined at the time of issue. On March 28, 2005, the Company issued US$450 million of 8.375% Notes due 2015. The Notes were offered and sold in a public offering in the United States only. The Notes bear interest at the rate of 8.375% per annum, payable semi-annually in arrears, and will mature on April 1, 2015, unless redeemed or repurchased earlier. The net proceeds from the offering have been used to repay US$337 million of the US$401 million of 8.3% Notes due on August 1, 2005 and a portion of the revolving credit facilities. On April 5, 2005, the Company also repaid US$100 million of the US$300 million of 6.95% Notes due on December 15, 2006.

On February 24, 2005, DBRS downgraded the Company's ratings from BB (high) with a negative outlook to BB with a stable outlook.

Regarding the covenants on the Company's revolving credit facility, the net funded debt to capitalization ratio amounted to 66.8% at the end of March 2005 and the interest coverage ratio was 2.2x for the twelve-month period ended March 31, 2005.

Table 7: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Capitalization               70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):
          1.50x or more                           For the year of 2005
          1.75x or more                           Until June 30, 2006 (Maturity)


The Company has an ongoing program to sell accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at March 31, 2005 was $388 million compared to $441 million as at December 31, 2004.


OTHER NOTEWORTHY EVENTS

On March 17, 2005, following the final report of the Coulombe Commission on the study of public forest management in Quebec published in December 2004, the Quebec government announced a plan to reduce the potential cutting rights for the FSPL group (fir, spruce, jack pine and larch) harvested on its public lands by 20%. This reduction will be in effect for the next three years. For the year 2005, the Company anticipates that this plan will represent a reduction of 15% of its cutting rights in Quebec and an overall cost increase of less than $15 million compared to 2004.

On January 25, 2005, the Company announced an in-depth operations' review, whose goals are to achieve cost and productivity improvements and also includes other initiatives to be carried out over the next several quarters. As a result of this review, the Company announced today:

     o The restructuring of the Newfoundland operations, which will lead to labour reduction and the eventual permanent closure of paper machine number seven at Grand Falls, Newfoundland. This machine has a production capacity of approximately 60,000 tonnes.

     o Its intention to sell the Fort William, Ontario mill and the freehold land near Thunder Bay, Ontario.

Also, the Company has announced a $15 million investment to build a bleach plant at its Belgo, Quebec mill in order to convert 110,000 tonnes of newsprint to higher brightness grades.



DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended March 31, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the

Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.